United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)


ACCEL International Corporation
(Name of Issuer)

Common Shares, par value $0.10 per share
(Title of Class of Securities)

004299103
(CUSIP Number)

Thomas G. Berlin
37500 Eagle Road
Willoughby Hills, OH 44094
(440) 951-2655
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 26, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).







1    	Name of Reporting Person	Thomas G. Berlin

2	If a member of a group	a)  / /
					b) / /

3	SEC Use only


4	Source of Funds					AF, PF


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization	United States


Number of Shares	7	Sole Voting			  949,737
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		  364,135

			9 	Sole Dispositive		  949,737

			10	Shared Dispositive	  364,135

11	Aggregate Amount Beneficially Owned		1,313,872


12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 14.47%


14	Type of Reporting Person					IA, IN, OO






















Item 1.		Security and Issuer.

The name of the issuer is ACCEL International Corporation, a Delaware Corporation (the "Issuer"), which has its principal executive offices at 75 West Street, Simsbury, Connecticut 06070 (phone [860] 843-7600). The title of the securities to which this Statement relates is the Issuer's Common Shares, par value $0.10 per share (the "Shares").

Item 2.		Identity and Background.

(a)	The name of the Reporting Person is Thomas G. Berlin.

(b)	The Reporting Person's residence address is 37500 Eagle Road,
Willoughby Hills, OH 44094.

(c)	The Reporting Person's principal occupation is investment
adviser. The principal business where such employment is conducted is Berlin Financial Ltd. The address of Berlin Financial Ltd. is
23811 Chagrin Blvd., Suite 275, Beachwood, OH 44122.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Capital Shares (as defined in
Item 5) in his capacity as the General Partner of Berlin Capital Growth, L.P. The purchase of the Capital Shares was made by the Reporting Person on behalf of Berlin Capital Growth, L.P. in the Reporting Person's capacity as the General Partner of Berlin Capital Growth, L.P. and with funds provided by Berlin Capital Growth, L.P.

The Reporting Person purchased the Foundation Shares (as defined in
Item 5) in his capacity as the Trustee of the Berlin Family Educational Foundation. The purchase of the Foundation Shares was made by the Reporting Person on behalf of the Berlin Family Educational Foundation in the Reporting Person's capacity as the Trustee of the Berlin Family Educational Foundation and with funds provided by the Berlin Family Educational Foundation.

The Reporting Person purchased the Jill Shares (as defined in
Item 5) in his capacity as an Investment Adviser of the Jill Berlin DeSantis Roth IRA. The purchase of the Jill Shares was made by the Reporting Person on behalf of the Jill Berlin DeSantis Roth IRA in the Reporting Person's capacity as an Investment Adviser of the Jill Berlin DeSantis Roth IRA and with funds provided by the Jill Berlin DeSantis Roth IRA.

The Reporting Person purchased the Joy IRA Shares (as defined in
Item 5) in his capacity as an Investment Adviser of the Joy Berlin IRA. The purchase of the Joy IRA Shares was made by the Reporting Person on behalf of the Joy Berlin IRA in the Reporting Person's capacity as an Investment Adviser of the Joy Berlin IRA and with funds provided by the Joy Berlin IRA.

The Reporting Person purchased the Joy Trust Shares (as defined in
Item 5) in his capacity as an Investment Adviser of the Joy Berlin Trust. The purchase of the Joy Trust Shares was made by the Reporting Person on behalf of the Joy Berlin Trust in the Reporting Person's capacity as an Investment Adviser of the Joy Berlin Trust and with funds provided by the Joy Berlin Trust.

The Reporting Person purchased the Shannon Shares (as defined in
Item 5) in his capacity as an Investment Adviser of the Shannon
Berlin Roth IRA. The purchase of the Shannon Shares was made by the Reporting Person on behalf of the Shannon Berlin Roth IRA in the Reporting Person's capacity as an Investment Adviser of the Shannon Berlin Roth IRA and with funds provided by the Shannon Berlin Roth IRA.

Item 4.		Purpose of Transaction.

(a)-(j) The Reporting Person purchased the Capital Shares in his capacity as the General Partner and solely for investment purposes on behalf of Berlin Capital Growth, L.P.

The Reporting Person purchased the Foundation Shares in his capacity as the Trustee and solely for investment purposes on behalf of the Berlin Family Educational Foundation.

The Reporting Person purchased the Jill Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of the Jill Berlin DeSantis Roth IRA.

The Reporting Person purchased the Joy IRA Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of the Joy Berlin IRA.

The Reporting Person purchased the Joy Trust Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of the Joy Berlin Trust.

The Reporting Person purchased the Shannon Shares in his capacity as an Investment Adviser and solely for investment purposes on behalf of the Shannon Berlin Roth IRA.

The Reporting Person purchased the TGB Shares (as defined below) solely for investment purposes.

The acquisition by any member group of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting member group might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person has beneficial ownership of 1,313,872 Shares
(the "Berlin Shares"). The Berlin Shares constitute 14.47% of the Shares Outstanding as of the Issuer's most recent available filing.

(b)	The Reporting Person has the sole power to vote or to direct the vote or to dispose of or direct the disposition of 949,737 Shares (the "TGB Shares").

The Reporting Person and Berlin Capital Growth, L.P., a partnership in which the Reporting Person is the General Partner, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 325,635 Shares (the "Capital Shares").

The Reporting Person and the Berlin Family Educational Foundation, a charitable foundation in which the Reporting Person is the Trustee, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 17,500 Shares (the "Foundation Shares").

The Reporting Person and the Jill Berlin DeSantis Roth IRA, a Roth IRA account in which the Reporting Person is the Investment Adviser, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 14,000 Shares (the "Jill Shares").

The Reporting Person and the Joy Berlin IRA, a retirement account in which the Reporting Person is the Investment Adviser, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 1,500 Shares (the "Joy IRA Shares").

The Reporting Person and the Joy Berlin Trust, a trust account in which the Reporting Person is the Investment Adviser, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 1,500 Shares (the "Joy Trust Shares").

The Reporting Person and the Shannon Berlin Roth IRA, an IRA account in which the Reporting Person is the Investment Adviser, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 4,000 Shares (the "Shannon Shares").

(c)	On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased solely for investment purposes by the Reporting Person, was purchased through a customary broker transaction and are included in the TGB Shares.

Identity			Date		Shares		Price	Executing Broker

Thomas G. Berlin		01/09/98	 58,900		3.5630	Bear Stearns

				01/15/98	  2,000		3.1975	Bear Stearns
				01/16/98	  2,200		3.1875	Bear Stearns
				01/21/98	    500		3.3600	Bear Stearns
				01/22/98	  5,500		3.3145	Bear Stearns
				01/23/98	  2,800		3.1875	Bear Stearns
				01/23/98	  5,000		3.1900	Bear Stearns
				02/06/98	  5,000		3.1275	Bear Stearns
				02/10/98	  3,000		3.1308	Bear Stearns
				03/04/98	  1,000		3.2000	Bear Stearns
				03/09/98	  3,000		3.1900	Bear Stearns
				03/10/98	  4,000		3.1262	Bear Stearns
				03/12/98	    100		3.2725	Bear Stearns
				03/13/98	  1,900		3.1303	Bear Stearns
				03/23/98	  1,000		3.2000	Bear Stearns
				03/24/98	  8,000		3.1868	Bear Stearns
				05/18/98	 10,000		3.1865	Bear Stearns
				08/17/98	  1,757		3.0000	Bear Stearns
				08/18/98	  1,000		3.0000	Bear Stearns
				08/19/98	  2,243		3.0000	Bear Stearns
				08/19/98	  6,000		2.8750	Bear Stearns
				08/20/98	  5,000		2.7500	Bear Stearns
				08/20/98	  7,000		2.6250	Bear Stearns
				08/20/98	  7,000		2.5000	Bear Stearns
				09/02/98	    400		2.2500	Bear Stearns
				09/02/98	  1,000		2.3750	Bear Stearns
				09/03/98	  1,800		2.3750	Bear Stearns
				09/04/98	  1,800		2.3750	Bear Stearns
				09/08/98	  5,000		2.3750	Bear Stearns
				12/03/98	 17,500		3.1858	Bear Stearns
				07/19/99	    866		1.4375	Bear Stearns
				07/20/99	    200		1.4375	Bear Stearns
				07/27/99	  3,934		1.4375	Bear Stearns
				08/12/99	  1,400		1.3750	Bear Stearns
				08/16/99	  3,600		1.3750	Bear Stearns
				08/19/99	  4,500		1.3750	Bear Stearns
				08/24/99	  4,500		1.3750	Bear Stearns
				08/25/99	  1,500		 .8750	Bear Stearns
				09/09/99	    400		1.2500	Bear Stearns
				09/10/99	  1,100		1.2500	Bear Stearns
				09/27/99	    700		1.0000	Bear Stearns
				10/06/99	  5,000		1.0625	Bear Stearns
				10/08/99	  5,000		1.0312	Bear Stearns
				10/12/99	  5,000		1.0312	Bear Stearns
				10/19/99	  2,300		1.0000	Bear Stearns
				10/21/99	  5,000		 .9375	Bear Stearns
				10/21/99	  5,000		 .8125	Bear Stearns
				10/25/99	  5,000		 .7500	Bear Stearns
				10/25/99	  5,000		 .7500	Bear Stearns
				10/26/99	  5,000		 .6875	Bear Stearns
				11/01/99	  3,600		 .5937	Bear Stearns
				11/05/99	  5,000		 .6875	Bear Stearns
				11/05/99	  5,000		 .6250	Bear Stearns
				11/05/99	  5,000		 .6562	Bear Stearns
				11/09/99	  5,000		 .6562	Bear Stearns
				11/09/99	  5,000		 .6250	Bear Stearns
				11/15/99	  5,000		 .6250	Bear Stearns
				11/17/99	  5,000		 .6875	Bear Stearns
				11/17/99	  5,000		 .6875	Bear Stearns
				12/31/99	  5,000		1.0312	Bear Stearns
				12/31/99	  5,000		1.0000	Bear Stearns
				01/07/00	  2,500		 .9635	Bear Stearns
				01/11/00	  5,000		1.0230	Bear Stearns
				01/14/00	 12,500		1.0212	Bear Stearns
				01/18/00	  5,000		1.0230	Bear Stearns
				01/19/00	 10,000		1.0215	Bear Stearns
				02/24/00	 10,000		 .9590	Bear Stearns
				03/01/00	  3,000		 .9625	Bear Stearns
				03/09/00	  1,000		 .9725	Bear Stearns
				03/09/00	  2,500		 .9010	Bear Stearns
				03/09/00	  2,500		 .9322	Bear Stearns
				03/09/00	  5,000		 .8667	Bear Stearns
				03/09/00	  8,500		 .9592	Bear Stearns
				03/24/00	  1,000		 .8675	Bear Stearns
				03/27/00	  1,000		 .8675	Bear Stearns
				04/18/00	  8,537		 .8298	Bear Stearns
				05/04/00	 21,500		 .7732	Bear Stearns
				07/26/00	  5,000		 .6510	Bear Stearns
				11/22/00	 35,000		 .2094	Bear Stearns
				12/19/00	520,200		 .1300	Bear Stearns


On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the
Reporting Person as the General Partner of Berlin Capital Growth, L.P., solely for investment purposes, was purchased through a customary broker transaction and are included in the Capital Shares.

Identity			Date		Shares		Price	Executing Broker

Berlin Capital Growth, L.P.	11/20/98	  7,000		3.0000	Bear
Stearns
				11/25/98	    100		2.8750	Bear Stearns
				12/04/98	  3,900		2.8750	Bear Stearns
				12/28/98	  3,500		2.8750	Bear Stearns
				12/29/98	  1,500		2.8750	Bear Stearns
				02/10/99	    600		2.7500	Bear Stearns
				02/11/99	    400		2.7500	Bear Stearns
				02/12/99	  4,000		2.7500	Bear Stearns
				01/11/00	  5,000		1.0230	Bear Stearns
				01/14/00	 12,500		1.0212	Bear Stearns
				03/01/00	  2,500		 .9635	Bear Stearns
				07/26/00	  5,000		 .6510	Bear Stearns
				09/14/00	 25,500		 .5945	Bear Stearns
				09/26/00	  8,000		 .5568	Bear Stearns
				12/26/00	246,135		 .1950	Bear Stearns


The Reporting Person purchased the following number of Shares set forth below. Each such purchase was purchased by the Reporting Person as the Trustee of the Berlin Family Educational Foundation, solely for investment purposes, was purchased through a customary broker transaction and are included in the Foundation Shares.

Identity			Date		Shares		Price	Executing Broker

Berlin Family Educational
Foundation			prior to	 17,500		various	McDonald
				01/01/00


On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as an Investment Adviser of the Jill Berlin Roth IRA, solely for investment purposes, was purchased through a customary broker transaction and are included in the Jill Shares.

Identity			Date		Shares		Price	Executing Broker

Jill Berlin Roth IRA		prior to	 14,000		various	McDonald

				01/01/00



On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as an Investment Adviser of the Joy Berlin IRA, solely for investment purposes, was purchased through a customary broker transaction and are included in the Joy IRA Shares.

Identity			Date		Shares		Price	Executing Broker

Joy Berlin IRA			prior to	  1,500		various	McDonald

				01/01/00


On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as an Investment Adviser of the Joy Berlin Trust, solely for investment purposes, was purchased through a customary broker transaction and are included in the Joy Trust Shares.

Identity			Date		Shares		Price	Executing Broker

Joy Berlin Trust		prior to	  1,500		various	McDonald
				01/01/00


On the following dates, the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as an Investment Adviser of the Shannon Berlin Roth IRA, solely for investment purposes, was purchased through a customary broker transaction and are included in the Shannon Shares.

Identity			Date		Shares		Price	Executing Broker

Shannon Berlin Roth IRA		prior to	  4,000		various	McDonald

				01/01/00


(d)	Berlin Capital Growth, L.P. has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Capital Shares. However, the Reporting Person disclaims beneficial ownership to the Capital Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Berlin Family Educational Foundation has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Foundation Shares. However, the Reporting Person disclaims beneficial ownership to the Foundation Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Jill Berlin DeSantis Roth IRA has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Jill Shares. However, the Reporting Person disclaims beneficial ownership to the Jill Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Joy Berlin IRA has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Joy IRA Shares. However, the Reporting Person disclaims beneficial ownership to the Joy IRA Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Joy Berlin Trust has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Joy Trust Shares. However, the Reporting Person disclaims beneficial ownership to the Joy Trust Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Shannon Berlin Roth IRA has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Shannon Shares. However, the Reporting Person disclaims beneficial ownership to the Shannon Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

The Reporting Person is the General Partner of Berlin Capital Growth, L.P., the owner of the Capital Shares. Through an agreement between the Reporting Person and Berlin Capital Growth, L.P., the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Capital Shares.
However, the Reporting Person disclaims beneficial ownership to the Capital Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person is the Trustee of the Berlin Family Educational Foundation, the owner of the Foundation Shares. Through an agreement between the Reporting Person and the Berlin Family Educational Foundation, the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Foundation Shares. However, the Reporting Person disclaims beneficial ownership to the Foundation Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person is the Investment Adviser of the Jill Berlin DeSantis Roth IRA, the owner of the Jill Shares. Through an agreement between the Reporting Person and the Jill Berlin DeSantis Roth IRA, the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Jill Shares. However, the Reporting Person disclaims beneficial ownership to the Jill Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person is the Investment Adviser of the Joy Berlin IRA, the owner of the Joy IRA Shares. Through an agreement between the Reporting Person and the Joy Berlin IRA, the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Joy IRA Shares. However, the Reporting Person disclaims beneficial ownership to the Joy IRA Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

The Reporting Person is the Investment Adviser of the Joy Berlin Trust, the owner of the Joy Trust Shares. Through an agreement between the Reporting Person and the Joy Berlin Trust, the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the vote of such Joy Trust Shares. However, the Reporting Person disclaims beneficial ownership to the Joy Trust Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signature	After reasonable inquiry and to the best of my knowledge
		and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date 01/10/01

Thomas G. Berlin